TransAlta Board of Directors increases annual dividend 8 cents to $1.16

CALGARY, Alberta (Jan 29, 2009) – The Board of Directors of TransAlta Corporation (TSX: TA; NYSE: TAC) today declared a quarterly dividend of $0.29 per share on common shares payable April 1, 2009 to shareowners of record on March 1, 2009. This represents an increase of $0.02 per share to the quarterly dividend and on an annual basis will yield a dividend of $1.16 versus $1.08.

Donna Soble Kaufman, Chair of the Board of Directors said, “Our dividend is a fundamental part of the on-going value we provide to shareholders. The Board’s decision to increase the dividend is indicative of the strength of our low to moderate risk business model and our ability to generate strong cash flow throughout market cycles.”

All currency is expressed in Canadian dollars except where noted.

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. We maintain a low-risk profile by operating a highly contracted portfolio of assets in Canada, the United States and Australia. Our focus is to efficiently operate our coal-fired, gas-fired, hydro and renewable facilities in order to provide our customers with a reliable, low-cost source of power. For nearly 100 years, we've been a responsible operator and a proud contributor to the communities where we work and live.

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Michael Lawrence

Jess Nieukerk

Manager, External Relations

Manager, Investor Relations

Phone:  (403) 267-7330

Phone:  1-800-387-3598 in Canada and U.S.

Email:  michael_lawrence@transalta.com

Phone:  (403) 267-3607

E-mail:  investor_relations@transalta.com